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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             BAYCORP HOLDINGS, LTD.
                       (Name of Subject Company (issuer))

                             BAYCORP HOLDINGS, LTD.
                  (Names of Filing Persons (offeror and issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                    072728108
                      (CUSIP Number of Class of Securities)

                               FRANK W. GETMAN JR.
                      President and Chief Executive Officer
                             BayCorp Holdings, Ltd.
                             51 Dow Highway, Suite 7
                               Eliot, Maine 03903
                                 (207) 415-9573

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                      Copy to: Richard A. Samuels, Esquire
                       McLane, Graf, Raulerson & Middleton
                            Professional Association
                          900 Elm Street. P.O. Box 326
                      Manchester, New Hampshire 03105-0326
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[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[x]   issuer tender offer subject to Rule 13e-4.
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[x]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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INCORPORATION BY REFERENCE

The information set forth in the Current Report on Form 8-K filed with the Securities and Exchange Commission on EDGAR by BayCorp Holdings, Ltd. on January 16, 2003 is incorporated herein by reference.

BAYCORP SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE MAILED BY THE COMPANY TO SHAREHOLDERS, AND SHAREHOLDERS WILL ALSO BE ABLE TO GET THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FREE AT THE COMMISSION'S WEBSITE AND FROM THE COMPANY.